Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-233951

November 7, 2019

ECMOHO Limited has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ECMOHO Limited has filed with the SEC for more complete information about ECMOHO Limited and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents ECMOHO Limited has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ECMOHO Limited, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC at 1-888-827-7275. You may also access ECMOHO Limited’s most recent prospectus dated November 7, 2019 by visiting EDGAR on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1763197/000119312519286804/d637426df1a.htm, by reference to which this free writing prospectus is qualified in its entirety.

References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in our Preliminary Prospectus dated November 1, 2019.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the re-designation of 9,519,000 Class A-1 ordinary shares as Class A ordinary shares and 10,817,100 Class A-2 ordinary shares as Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of this offering; and (ii) the conversion of 7,938,915 Series A preferred shares into 8,181,818 Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares; and

•

on a pro forma as adjusted basis to reflect (i) the re-designation of 9,519,000 Class A-1 ordinary shares as Class A ordinary shares and 10,817,100 Class A-2 ordinary shares as Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of this offering; (ii) the conversion of 7,938,915 Series A preferred shares into 8,181,818 Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares; (iii) the repurchase and cancellation of 2,846,600 Class A ordinary shares held by a trust at nominal value in August 2019; (iv) the issuance and sale of 17,500,000 Class A ordinary shares in the form of 4,375,000 ADSs by us in this offering at an initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option); and (v) repayment of loans and payables of US$9.7 million by use of proceeds.

You should read this table together with our financial statements, including related notes, appearing elsewhere in this prospectus. The adjustment is based on the assumed initial offering price to the public of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and reflects the deduction of underwriter discounts and commissions and other estimated expenses of the global offering. If the initial public offering price per ADS is equal to or greater than US$11.33656, the 7,938,915 Series A preferred shares issued and outstanding would be converted into Class A ordinary shares at the conversion ratio of one-for-one. If the initial public offering price per ADS is lower than US$11.33656, the number of Class A ordinary shares that each Series A preferred shares would be converted into would be equal to a fraction (i) the numerator of which is US$11.33656 and (ii) the denominator of which is the initial public offering price per ADS. The information does not include the shares represented by the restricted share units in respect of up to 3,754,734 shares as described under “Management – Stock Incentive Plans”.

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma Adjusted(1)
	US$	US$	US$
	(unaudited)
	(in thousands)
Mezzanine equity
Class A-1 convertible redeemable preferred shares (US$ 0.00001 par value; 9,519,000 shares authorized, issued and outstanding as of June 30, 2019; redemption amount of US$ 7,838,008 as of June 30, 2019; No shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	19,495	—	—

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma Adjusted(1)
	US$	US$	US$
	(unaudited)
	(in thousands)
Class A-2 convertible redeemable preferred shares (US$0.00001 par value; 10,817,100 shares authorized as of June 30, 2019, 10,817,100 shares issued and outstanding as of June 30, 2019; redemption amount of US$ 22,574,140 as of June 30, 2019; No shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	26,173	—	—
Series A convertible redeemable preferred shares (US$0.00001 par value; 7,938,915 shares authorized, issued and outstanding as of June 30, 2019; redemption amount of US$ 23,601,600 as of June 30, 2019; No shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	23,483	—	—

Total mezzanine equity	69,151	—	—

Shareholders’ (deficit)/equity
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized, 18,377,600 shares issued and 15,531,000 shares outstanding at June 30, 2019; 46,895,518 shares issued and 44,048,918 shares outstanding on a pro forma basis as of June 30, 2019; 61,548,918 shares issued and outstanding on a pro forma as adjusted basis as of June 30, 2019)	—	—	1
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 shares authorized, issued and outstanding at June 30, 2019; 75,150,400 shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	1	1	1
Additional paid-in capital(2)	1,047	70,198	111,139
Treasury stock (US$0.00001 par value; 2,846,600 shares at June 30, 2019; 2,846,600 shares on a pro forma basis as of June 30, 2019; no shares on a pro forma as adjusted basis as of June 30, 2019)	—	—	—
Subscription receivables	(5,416)	(5,416)	(5,416)
Accumulated other comprehensive loss	(1,699)	(1,699)	(1,699)
Accumulated deficit	(20,040)	(20,040)	(20,040)
Non-controlling interests	870	870	870

Total shareholders’ (deficit)/equity	(25,237)	43,914	84,856

Total mezzanine equity and shareholders’ (deficit)/equity	43,914	43,914	84,856

(1)	Assumes the underwriters do not exercise their over-allotment option.
(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital and total shareholders’ equity by US$4,069 thousand, respectively.